UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represents the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Itaguaí II ("Project") is an operational solar asset originally built and commissioned in August 2022. It was previously owned by Victory Hill Holdings Brasil S.A. ("Seller"). Energea Portfolio 2 LP ("Energea") is acquiring the rights to the Project.

The Project is a 1.0MW AC / 1.367MW DC ground mounted tracker solar installation located at Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Itaguaí, Rio de Janeiro, Brazil. It is installed on the premises owned by Mitra Diocesana de Itaguaí and connected to the Light Serviços de Eletricidade S.A. ("LIGHT" or "Utility").

The Company will invest a total of $766,800.00 USD with a projected IRR of 16.25% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP
Project Location	Itaguaí, Rio de Janeiro, Brazil
Technology	Ground Mounted PV (tracker)
System Size	1.0MW AC / 1.367MW DC
Estimated Year 1 Production	2,308 MWh
Coordinates	-22.850528° lat / -43.729889° lon
Project Status	Operational
Land Status	Rented
Commercial Operation Date ("COD")	August 18, 2022
Useful Equipment Life	25 years

Stakeholders

SPE	Energea Itaguaí II LTDA
Offtaker	Condomínio do Shopping da Habitação - Casa Shopping
EPC Contractor	Original Contractor - Alexandria Industria de Geradores S.A. Final Contractor - RUN & Leme Comercial Ltda. ("RUN")
O&M Contractor	Energea Brasil Operações LTDA
Landowner	Mitra Diocesana de Itaguaí
Asset Manager	Energea Portfolio 2 LP

Uses of Capital and Project Economics

Use of Capital	$USD	BRL
Project Acquisition Costs	$715,542.00 USD	R$ 3,660,956.00
Additional Costs	$15,435.00 USD	R$ 78,998.00
Project Soft Costs	$463.00 USD	R$ 2,350.00
Developer Fee	$35,361.00 USD	R$ 183,048.00
Total Project Financing	$766,800.00 USD	R$ 3,925,352.00
Owner IRR	16.25%	19.08%

Technical Summary

Site

The Project is a ground-mounted solar facility located along Rodovia Prefeito Abeilard Goulart de Souza (RJ-099), Piranema, Municipality of Itaguaí, State of Rio de Janeiro. The underlying property is identified as Rural Lot No. 704, Property Registration No. 14.285, with a surveyed area of approximately 33,000 m² (3.3 hectares / 8.15 acres). Site control is provided through a Property Lease Agreement with Mitra Diocesana de Itaguaí, the underlying landowner, originally executed on July 10, 2019. The lease has an initial 15-year term through June 2034, together with a lessee-controlled option to extend the lease for an additional 15 years, subject to at least 12 months' prior written notice. The lease expressly permits development and operation of a photovoltaic generating facility and provides the lessee with the rights necessary to construct and operate associated roads, fencing and other improvements. A May 2020 amendment expressly authorized partial or complete subleasing of the property for distributed-generation purposes, and in April 2021 Energea Geração Distribuída de Energia do Brasil Ltda. subleased the Project area to the Itaguaí II Project SPE.

Itaguaí is a municipality in the State of Rio de Janeiro with an economy characterized by a significant services and industrial base. The municipality benefits from its strategic coastal and transportation location, and current IBGE data reports GDP per capita of approximately R$97,431 in 2023. The project is located outside the central urban area along the RJ-099 corridor, while still having access to the municipal services available in Itaguaí. Emergency response infrastructure includes Delegacia Policial 50ª DP in central Itaguaí and local Military Police operations, as well as DBM 1/10 - Itaguaí - Corpo de Bombeiros, the local unit of the Rio de Janeiro State Fire Department. Medical emergency services are available through the municipality's emergency network, which includes UPA Itaguaí, Hospital Municipal São Francisco Xavier and SAMU emergency medical services.

Design

The initial engineering and design work for the Project was completed by Alexandria Indústria de Geradores S.A., which was contracted by Energea to perform the project's preliminary and executive electrical, mechanical and civil engineering, including system layout, PVsyst modeling, interconnection and substation design, tracker structural design, foundation studies and detailed construction documentation. Alexandria's detailed design contemplated an approximately 1.367 MWp DC / 1.0 MW AC ground-mounted solar facility, utilizing LONGi bifacial monocrystalline modules, SMA Sunny Highpower 150-20 inverters, and a 1,000 kVA oil-filled transformer connecting the facility to LIGHT's medium-voltage distribution system. The modules are installed on Arctech Solar SkyLine independent-row, single-axis trackers, which provide a ±60° tracking range and utilize independently controlled rows with astronomical, tilt-sensor and AI-based tracking algorithms. The overall design incorporates the associated protection, metering, grounding and medium-voltage equipment required for operation and interconnection with LIGHT.

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	LONGi LR5-72HBD 535M-540M	2,574 (2,233 units @ 540W, 341 units @ 535W)	A BloombergNEF Tier 1 global solar module manufacturer founded in 2000 in Xi'an, China.
Inverters	SMA Sunny Highpower 150-20	7 (6 units @ 150kW, and 1 unit power-limited to 100kW)
A leading German inverter manufacturer with more than 40 years of solar industry experience and has received the S&P Global's 2026 Tier 1 PV Inverter Supplier, supporting its strong bankability and global market position.

Tracker	Arctech - Skyline (single-row tracker)	33
A leading global solar tracker and racking manufacturer founded in 2009, with more than 100 GW of systems supplied across 40+ countries and a No. 2 global tracker supplier ranking from major industry research firms.

CCTV	Intelbras	1 Speed dome and 1 Bullet	Intelbras is a Brazilian technology company founded in 1976 that specializes in the manufacturing of security and network solutions.

Energy Projection

Initial PVsyst energy projections for year 1 of operation for this Project were 2,399.1 MWh. Based on historic actual production figures for the Project, it's projected to produce 2,308 MWh during its 4th year of operation. The LONGI modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience no more than 2.0% power loss in the first year of operation and an annual degradation rate of <0.45% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is interconnected to the distribution system of Light Serviços de Eletricidade S.A. in Itaguaí, Rio de Janeiro. The interconnection process was developed alongside the adjacent Itaguaí I and III projects, with the three approximately 1 MW AC facilities structured as separate generating/consumer units while utilizing shared interconnection infrastructure. Sinergia Consultoria e Serviços Técnicos Ltda. was engaged to provide engineering and utility support for the Project, including medium-voltage and shared-substation engineering, preparation and submission of technical documentation to LIGHT, support obtaining the applicable Access Opinions, protection and substation approvals, and assistance through energization. The Sinergia engagement specifically contemplated separate 1 MW facilities for Itaguaí I, II and III and included milestones through approval of the shared substation and its eventual energization.

As part of the utility connection process, LIGHT issued construction and connection documentation for the Project covering two separate 1,000 kW installations associated with the adjacent facilities. The Utility contemplated connection at 25 kV and identified the necessary distribution-system improvements, including network, pole and equipment installation. LIGHT's estimated cost for these works was approximately R$ 48,301.00, with the full amount allocated to LIGHT through the applicable Distributor Liability Charge and no required customer financial contribution.

LIGHT subsequently established the contractual framework governing the Project's use of its distribution system through the applicable Distribution System Use Contract (CUSD) and Regulated Energy Purchase Contract (CCER). These agreements establish the commercial and operational relationship applicable to the consumer unit, including use of LIGHT's distribution network and regulated electricity supply.

Following construction and the utility approval process, LIGHT executed Operating Agreement No. 63/2022, dated August 8, 2022, governing the permanent parallel operation of the generating facility with LIGHT's distribution system. The facility is interconnected at 25 kV through the LSA Zelitus feeder from the Brisamar distribution substation and utilizes a conventional armored medium-voltage substation. The agreement establishes the ongoing operational relationship with LIGHT, including responsibilities for operation and maintenance, outages, protection systems, communications and coordination with the utility. LIGHT is responsible for its facilities through the delivery point, while the accessor is responsible for its facilities beyond that point. The agreement has an initial one-year term with automatic renewal for successive one-year periods unless terminated by either party.

Permitting

The Project complied with all applicable municipal, environmental and engineering requirements necessary for the construction, interconnection and operation of distributed generation solar facilities in the State of Rio de Janeiro.

HSEC Related Permits

Permit	Description	Status
Tree Removal Permit	An environmental authorization required when a project involves the removal or clearing of native vegetation.	Complete
Environmental License / Environmental Exemption Declaration	Municipal environmental authority declaration confirming that the Projects are exempt from environmental licensing requirements.	Complete
Fire Department Certificate / Exemption Declaration	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements.	In Progress

Operations & Maintenance ("O&M")

Energea Brasil Operações LTDA has been selected as the O&M service provider for the Project. They have a Rio de Janeiro based solar O&M team comprised of experienced electricians along with the latest technology and tools which allow them to provide the highest level of service to the Project. Their field teams are supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, landscaping, preventative maintenance, emergency/corrective maintenance and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service providers. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community ("HSEC")

Site Overview: The Plant is located in Itaguaí, a municipality in the Rio de Janeiro Metropolitan Region with approximately 117,000 inhabitants. From a security perspective, organized crime and militia activity represent a relevant local risk. However, from an environmental and community perspective, the overall assessment is positive, with no material concerns identified and no community complaints reported.

Environmental Licensing: The Project holds valid Operating Licenses through November 30, 2028. However, two outstanding environmental obligations were identified. First, under Tree Removal Permit No. PJ026/2021, evidence of compliance with the required donation of 400 native tree seedlings as environmental compensation was not identified. Energea is currently addressing this matter with the relevant environmental authority to ensure compliance and mitigate the risk of potential penalties. Second, an outstanding obligation remains under the Environmental Compensation and Mitigation Agreement (TMC), with an estimated balance of R$21,690.81 to be provided to the Itaguaí Environmental Department through additional compensation measures. Compliance with this obligation is pending further instructions from the environmental authority, and Energea is actively following up on both matters until they are fully discharged.

Environmental Assessment: An environmental assessment was conducted by a technically qualified environmental consultant, covering documentary and spatial aspects of Itaguaí I, II and III. The review confirmed that no apparent interference was identified with nearby Conservation Units, Indigenous Lands, Quilombola communities, Caves, or Archaeological Heritage Areas.

The spatial review also noted that, although the project appears to maintain adequate separation from nearby watercourses, a topographic verification was recommended to confirm compliance with the applicable Permanent Preservation Area (APP) buffer in river sections wider than 10 meters.

Security and Organized Crime: Official records from the Rio de Janeiro State Public Prosecutor's Office (MPRJ/GAECO) confirm the historical presence of organized militia activity in Itaguaí, including extortion, illegal security fees and other violent crimes. Investigations under Operation Freedom resulted in the conviction of 37 members of a militia operating in the municipality. This risk is also relevant to the Project, as a July 2024 incident report documented alleged militia-related threats involving local service/security providers and Energea personnel, following which additional security measures were adopted.

Site Related Incidents: In 2024, three relevant incidents were recorded in connection with the Itaguaí operations: (i) an O&M employee was assaulted during an off-site robbery while traveling to the plant in March; (ii) a wildfire affected the Itaguaí facilities in June, causing material damage but no injuries; and (iii) in July, a security incident involving alleged local militia activity and threats to O&M personnel was reported, leading to the temporary removal of employees from the site. Energea subsequently implemented and recommended additional security and preventive measures to mitigate recurrence and protect field personnel.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Category	Documents
Corporate	Company registration documents; Insurance Policies; Operating License and applicable permits
Financial	Income Tax Return; Balance Sheet; Cash Flow Statement; Tax Status Report
Experience & Qualifications	Service Provider Portfolio (location, capacity and stage); Technical responsibility and experience certificates; Commercial references; Technical/Regulatory Compliance Certificates, if applicable
Personnel	Field employee registration records; Occupational Health Certificates
Certificates	Municipal, State and Federal Tax Clearance Certificates; Social Security/FGTS Compliance Certificate; Labor Debt Clearance Certificate
Safety	PPE issuance records; Occupational Health Program; Risk Management Program; Safety Training Certificates

Employees

The Project and Owner place health and safety at the core of their operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
Mandatory use of PPE
Risk of electric shock
Fire extinguisher
Speed Limit
Construction zone
No smoking
Emergency evacuation meeting point
Courses and Training	O&M safety training in compliance with Brazilian standards:
NR 10 - Electrical safety
NR 10 + SEP - High-voltage systems
NR 6 - Use of PPE
NR 12 - Machinery operation safety
NR 18 - Construction site safety
NR 23 - Fire Protection

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance
The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption
The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance
The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Financial Summary

The nominal after-tax IRR of Itaguaí II's sponsor equity investors is projected to be 16.25% with an estimated payback of 5 years, 9 months and 5 days. The income statement, cash flow statement and balance sheet up until 2035 (shown annually) are presented in Exhibit 1.

Capital Expenses ("CAPEX")

CAPEX assumptions are set as seen on the table below.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Acquisition Costs	$715,542.00	$0.5234

Additional Costs	$15,435.00	$0.0113

Project Soft Costs	$463.00	$0.0003

Developer Fee	$35,361.00	$0.0259

Total CAPEX (All-in)	$766,800.00	$0.5609

Offtaker

The Project's offtaker is Condomínio do Shopping da Habitação ("Casa Shopping"), the entity responsible for Casa Shopping, a large retail and commercial complex located in Barra da Tijuca, Rio de Janeiro. Casa Shopping was inaugurated in 1984 as Brazil's first shopping center specialized in home furnishings and decoration and has since expanded from approximately 18,000 m² to approximately 70,000 m² of gross leasable area (ABL). Casa Shopping describes itself as the largest and most comprehensive home-design and decoration shopping center in Latin America and serves as an established destination for architects, interior designers and consumers in the Rio de Janeiro market.

The complex has diversified beyond its original home-design focus and currently includes furniture and decoration retailers, restaurants, entertainment, fitness facilities, professional services and corporate/office space, providing a diversified commercial tenant base. Casa Shopping has operated for more than 40 years, including multiple expansions of the property, providing a significant operating history relative to the Project's long-term revenue arrangement. Historical credit diligence performed for the Project identified the legal entity as an active condominium incorporated in 1985 and classified it as a large company by Orbis.

Revenue

The Project generates revenue through a combined fixed equipment rental and variable O&M structure with Casa Shopping, governed collectively by the Rental Agreement, O&M Agreement and overarching Umbrella Agreement. Under the Rental Agreement, Casa Shopping pays Energea a fixed base rent of R$ 69,119.00 per month, adjusted in accordance with IPCA. The associated O&M Agreement provides a monthly true-up based on the amount of energy actually compensated to Casa Shopping's consumer units, using an agreed energy tariff of R$ 492.00/MWh. The O&M payment is calculated by multiplying the compensated energy by the agreed tariff and deducting the fixed rental payment, effectively resulting in combined Project revenue based on the contracted R$ 492.00/MWh energy rate, subject to the applicable utility costs and contractual adjustments. The Umbrella Agreement governs the combined economics of the two agreements and requires the total monthly amount payable by Casa Shopping to provide a minimum 30% economic benefit relative to the applicable conventional LIGHT tariff calculation; if the required benefit is not achieved, the shortfall is first applied as a reduction to the O&M payment and, if necessary, may also reduce subsequent rental payments. The contractual structure also requires annual generation to remain at or above 90% of the contracted Project value, below which Casa Shopping may revise the contracted volume and allocation of consumer units and potentially terminate the Project agreements without cost. The Rental and O&M agreements operate together for a 120-month (10-year) term beginning with the commencement of energy-credit compensation, with termination of one project agreement resulting in termination of the related agreements for the same Project. Alexandria's rights and obligations under the original agreements were subsequently assigned to the Itaguaí II Project Company, and the agreements were later amended to allow energy generated by the Project to be allocated to all existing and future consumer units within the Casa Shopping condominium, providing flexibility for the ongoing allocation of project generation.

Operating Expenses ("OPEX")

The model assumes the Operating Expenses, with its values priced as seen on the table below. All prices are re-adjusted by IPCA annually, which is currently assumed at 5% annual rate of change.

Operating Expenses Assumptions

Description	Cost
Operations & Maintenance	R$ 19,733.82 / month
Security	R$ 11,000.00 / month
Module Cleaning	R$ 7,000.00 / year
Land Rental	R$ 6,123.33 / month
Insurance	R$ 35,000.00 / year
Utilities	R$ 500.00 / month
Banking Fees	R$ 200.00 / month
Credit Management Software	4% of gross revenue
Entity Expenses	R$ 300.00 / month
Monitoring Software	R$ 593.44 / month

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 12,249,910.33
Total Service Revenue		R$ 4,082,498.56
Total Gross Revenue		R$ 16,332,408.90

Presumed profit Taxable Income (35.2%)		R$ 5,749,007.93

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	7.00%	% of Gross Revenue	R$ 1,143,268.62	7.00%
ISS	5.00%	% of positive monthly Service Revenue	R$ 204,244.51	1.25%
ICMS**	32.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	15% + 10%	15% of Taxable Income; 10% above R$20,000/month	R$ 1,212,965.96	7.43%
CSLL	9.00%	% of Taxable Income	R$ 517,410.71	3.17%
Total Taxes			R$ 3,077,889.81	18.85%
*All displayed values are sourced from Exhibit 1, in BRL, for 2026-2035 (partial 2026).

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section specifically comments on the review of the following contracts:

  SPE Social Contract
  Purchase Agreement
  Property Lease and Sublease Agreements
  Equipment & Land Rental Agreement
  Operations and Maintenance Services Agreement

SPE Social Contract

Corporate Name	Energea Itaguaí II Ltda.
Incorporation Date	13/08/2020
CNPJ	38.083.805/0001-19
Address	Est. RJ 99, 704, Piranema, Itaguaí/RJ.
Company Type	Brazilian Limited Liability Company
Quotaholder	Energea Portfolio 2 LP
Management	Mike Silvestrini Isabella Vieira Mendonça

Purchase Agreement

Contract	Quota Purchase Agreement
Date	September 1st, 2026
Parties	Victory Hill Holdings Brasil S.A. as Seller Energea Portfolio 2 LP as Purchaser
Object	Acquisition of all the rights, title and interest of Seller in and to the quotas of Energea Itaguaí II Ltda., free and clear of any and all liens and encumbrances
Purchase Price	R$ 3,371,933.40

Property Lease and Sublease Agreements

Contract	Property Lease and Sublease Agreements
Lessor	Mitra Diocesana de Itaguaí
Lessee	Energea Geração Distribuída de Energia do Brasil Ltda. (head lessee); Energea Itaguaí II Ltda. (sublessee)
Lease Execution Date	July 10, 2019
Site	Estrada/Rodovia RJ-099, No. 704, Piranema, Itaguaí, Rio de Janeiro
Total Parcel Area	10.63 hectares
Subleased Area	3.3 hectares
Lease Term	15 years
Lease Extension	Additional 15 years at Energea's option, with at least 12 months written notice
Property Registration	No. 14.285 - 2nd Court of Justice / Registry of Itaguaí
Annual Base Sublease Rent	R$ 48,000.00 / year
Rent Escalation	Annually by IPCA; IGPM applies if IPCA ceases and no statutory replacement exists
Decommissioning
Lessee is required to remove the solar generating facility and return the property to its prior condition. Lessor may elect to retain the improvements/facility subject to the compensation provisions of the agreement.

Assignment	Lessee may assign or transfer some or all of its interest in the lease with the Lessor's prior consent. Lessor cannot assign the lease or any interest in it without Energea's prior written consent.

Offtaker Agreements

Contract	Property and Equipment Lease Agreement (DG Systems - SGD)
Lessor	Energea Itaguaí II Ltda.
Lessee	Condomínio Shopping da Habitação - CasaShopping
Date	June 12, 2020
Object
Lease of part of the property at Estrada RJ-99, n° 704, Piranema, Itaguaí/RJ (Matrícula 14.285), together with the Itaguaí II photovoltaic facility (1,198 kWp DC / 1,000 kW AC). The purpose is generating and allocating distributed-generation energy credits to the Lessee's consumer units under ANEEL REN 482/2012.

Term	120 months from the start of credit compensation
Extension	No renewal mechanism. The SGD is returned to the Lessor at the end of the Lease Period.
Initial Rental Payment	R$ 69,119.00/month
Payment Terms
Monthly invoice, due on the last business day of the following month. The due date is postponed if the invoice is not received by the 15th business day. Late payment carries a 2% fine, 1% monthly interest and IPCA adjustment.

Rent Escalation	IPCA, first adjusted December 31, 2020 (pro rata from COD), then every December.
Termination
Long-term and irrevocable, except for specified events.
No penalty: end of net metering with no substitute; loss of DG qualification not attributable to the Lessor; force majeure over 90 days; credit start delayed over 9 months for reasons not attributable to either party.
For cause: insolvency filings; payment default uncured 45 days after notice; unauthorized assignment; failure to renew environmental licenses; loss of DG qualification from project or operational failures; other breaches uncured in 45 days; change in the Lessor's corporate structure that impairs performance, at the Lessee's discretion.
Penalties: Lessor default after COD = 6× monthly economic benefit. Lessor default before availability = 2× monthly economic benefit.
Lessee default = 0.44 × Rent × remaining months. All penalties require 45 days' prior notice.

Liability/ Insurance	Direct damages only; no indirect damages. Lessor must keep R$ 1,000,000 civil liability insurance.
Governing Law	Brazilian law. Central Forum of the Capital of Rio de Janeiro (no arbitration). The contract is an enforceable instrument (título executivo, CPC art. 784, III).
Contract	Operation & Maintenance Agreement
Parties	Energea Itaguaí II Ltda. as Contractor CasaShopping as Contracting Party
Date	June 12, 2020
Object	O&M services for the Itaguaí II SGD and management of credit compensation with the local utility.
Term	120 months from the start of credit compensation.
Extension	No renewal mechanism.
Price
Monthly fee = compensated energy volume × R$492.00/MWh, less the monthly lease payment. A negative result is credited against the following month. The TUSD demand charge is borne directly by the Contracting Party. IPCA-adjusted every December.

Payment Terms
Measurement bulletin delivered by the 5th calendar day of the month; tacitly approved if not rejected by the 3rd. Invoice delivered by the 15th and due on the last business day of the month. Late payment carries 2% fine, 1% monthly interest and IPCA.

Minimum Discount
Contractor guarantees a minimum 10% monthly discount against the captive-market cost. Any shortfall is compensated in subsequent months. This is superseded by the 30% minimum benefit in the Umbrella Agreement.

Minimum Generation and Minimum Consumption
Contracting Party must consume between 80% and 120% of 170 MWh/month. It may only seek termination if annual generation falls below 50% of expected average generation (year 1: 1,020 MWh, i.e., 50% of 2,040 MWh).

Termination
For cause on the same events as the Lease. Defaulting party pays 50% of the remaining contract value, plus supplementary indemnification. Terminates automatically, without penalty, if the Lease terminates. No penalty for end of net metering or force majeure over 90 days.

Governing Law	Brazilian law. Central Forum of the Capital of Rio de Janeiro. Título executivo.
Contract	Distributed Generation System Umbrella Agreement
Parties	Energea Itaguaí II Ltda. as Contractor; CasaShopping as Contracting Party
Date	June 12, 2020
Object	Sets the complementary obligations of the parties under the Lease and O&M (together, the Project Contracts). Prevails over the Project Contracts in case of conflict or gap.
Term	Remains in force until the last Project Contract terminates.
Minimum Benefit
Combined monthly payments under the Project Contracts may not exceed 70% of what the Contracting Party would pay the local utility at the B3 conventional tariff, excluding taxes. CUSD/CCER are included; the ICMS/PIS-COFINS benefit and the demand charge are excluded. Tested monthly. A shortfall is first discounted from the O&M fee; any remainder may be discounted proportionally from the lease in the next period.

Minimum Generation
If annual generation (January-December) is below 90% of contracted volume, the Contracting Party may revise the contracted volume and reallocate consumer units. It may also terminate all Project Contracts at no cost to itself.

Termination
Termination of any Project Contract terminates all Project Contracts for the project. On a for-cause termination, the non-defaulting party may terminate all Project Contracts and apply the penalties under each. Fines may be set off against amounts due under any Project Contract. Contractual penalties do not cap indemnification.

Governing Law	Brazilian law. Central Forum of the Capital of Rio de Janeiro. Título executivo.

Operations and Maintenance Services Contract

Contract	Agreement for the provision of Operation and Maintenance Services
Parties	Energea Itaguaí II Ltda. as Owner Energea Brasil Operações Ltda. as Contractor
Date	July 3rd, 2023
Object
Provision of all activities and obligations related to the operation and maintenance of the project, including monitoring, preventative maintenance, module cleaning, security, landscaping, corrective maintenance, management of spare parts, enforcement of warranties and guarantees and reporting.

Term	10 years
Price	BRL 17,271.98
Payment Terms	Monthly, on the 1st day of the month during which the services are to be performed.
Price Adjustment	Yearly, in accordance with IPCA.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documentation	Confirmed
	Property Lease Agreement	Confirmed
	Blocking Mining Rights	Confirmed
	Site Polygonal	Confirmed
Design and Application	Energy Resource Study	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	CUSD	Confirmed
	CCER	Confirmed
Permit	Firefighter Permit (AVCB)	In Progress
	Tree Removal Permit	Confirmed
	Environmental License	Confirmed
	Installation License (LI)	Confirmed
	Operational License (LO)	Confirmed
Offtaker	Revenue Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Itaguaí II Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 13, 2026

Exhibit 1 - Forecasted Financial Statements

	ENERGEA ITAGUAÍ II LTDA
	CONSOLIDATED BALANCE SHEETS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 45,081	R$ 47,671	R$ 50,368	R$ 53,176	R$ 56,099	R$ 59,142	R$ 45,561	R$ 48,772	R$ 52,143	R$ 55,682
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	45,081	47,671	50,368	53,176	56,099	59,142	45,561	48,772	52,143	55,682
Property and equipment	3,557,331	3,846,354	3,846,354	3,846,354	3,846,354	3,846,354	3,846,354	3,846,354	3,846,354	3,846,354
Depreciation	(60,470)	(207,486)	(361,246)	(515,007)	(668,767)	(822,527)	(976,287)	(1,130,047)	(1,283,807)	(1,437,568)
Tax credits	34,422	34,422	34,422	34,422	34,422	34,422	34,422	34,422	34,422	34,422
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 3,576,364	R$ 3,720,961	R$ 3,569,898	R$ 3,418,946	R$ 3,268,109	R$ 3,117,391	R$ 2,950,049	R$ 2,799,501	R$ 2,649,111	R$ 2,498,890

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	3,636,329	3,925,352	3,925,352	3,925,352	3,925,352	3,925,352	3,925,352	3,925,352	3,925,352	3,925,352
Retained earnings	(59,964)	(204,390)	(355,454)	(506,406)	(657,243)	(807,960)	(975,302)	(1,125,851)	(1,276,240)	(1,426,461)
Total stockholders' equity	3,576,364	3,720,961	3,569,898	3,418,946	3,268,109	3,117,391	2,950,049	2,799,501	2,649,111	2,498,890
Total liabilities and stockholders' equity	R$ 3,576,364	R$ 3,720,961	R$ 3,569,898	R$ 3,418,946	R$ 3,268,109	R$ 3,117,391	R$ 2,950,049	R$ 2,799,501	R$ 2,649,111	R$ 2,498,890

	ENERGEA ITAGUAÍ II LTDA
	CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 488,300	R$ 1,601,529	R$ 1,673,198	R$ 1,748,073	R$ 1,826,299	R$ 1,908,026	R$ 1,861,697	R$ 1,666,092	R$ 1,740,650	R$ 1,818,544
Taxes on revenue:
PIS / COFINS	34,181	112,107	117,124	122,365	127,841	133,562	130,319	116,626	121,846	127,298
ISS	5,436	21,292	21,937	22,594	23,265	23,949	23,062	20,295	20,899	21,516
Total taxes on revenue	39,617	133,399	139,060	144,959	151,106	157,511	153,380	136,921	142,745	148,814
Net revenue	448,683	1,468,130	1,534,137	1,603,114	1,675,193	1,750,516	1,708,317	1,529,171	1,597,905	1,669,730
Costs and expenses:
Operations and maintenance	97,701	243,713	255,898	268,693	282,128	296,234	311,046	326,598	342,928	360,075
Security	62,387	134,200	140,910	147,956	155,353	163,121	171,277	179,841	188,833	198,275
Module cleaning	7,000	7,350	7,718	8,103	8,509	8,934	9,381	9,850	10,342	10,859
Land or roof rental	37,822	96,680	101,514	106,590	111,920	117,516	123,391	129,561	136,039	142,841
Insurance	44,781	36,750	38,588	40,517	42,543	44,670	46,903	49,249	51,711	54,296
Utilities	2,000	6,100	6,405	6,725	7,062	7,415	7,785	8,175	8,583	9,012
Credit management	20,011	64,061	66,928	69,923	73,052	76,321	74,468	66,644	69,626	72,742
Banking fees	1,081	2,480	2,604	2,734	2,871	3,014	3,165	3,323	3,490	3,664
Interest penalty	237	0	0	0	0	0	0	0	0	0
Operational management fees	11,596	0	0	0	0	0	0	0	0	0
Entity expenses	1,200	3,660	3,843	4,035	4,237	4,449	4,671	4,905	5,150	5,407
Monitoring software	2,940	7,240	7,602	7,982	8,381	8,800	9,240	9,702	10,187	10,697
Total costs and expenses	288,755	602,234	632,010	663,259	696,055	730,474	761,328	787,847	826,890	867,869
Income from operations	159,929	865,895	902,127	939,855	979,139	1,020,042	946,988	741,324	771,016	801,861
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(60,470)	(147,016)	(153,760)	(153,760)	(153,760)	(153,760)	(153,760)	(153,760)	(153,760)	(153,760)
Income before provision for income taxes	99,459	718,879	748,367	786,095	825,379	866,281	793,228	587,564	617,255	648,101
Provision for income taxes	50,154	167,671	176,248	185,209	194,572	204,353	198,808	175,398	184,321	193,643
Net income	R$ 49,305	R$ 551,208	R$ 572,119	R$ 600,885	R$ 630,807	R$ 661,929	R$ 594,420	R$ 412,166	R$ 432,934	R$ 454,458

	ENERGEA ITAGUAÍ II LTDA
	CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ 49,305	R$ 551,208	R$ 572,119	R$ 600,885	R$ 630,807	R$ 661,929	R$ 594,420	R$ 412,166	R$ 432,934	R$ 454,458
Adjustments in net income:
Depreciation and amortization	60,470	147,016	153,760	153,760	153,760	153,760	153,760	153,760	153,760	153,760
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	(29,208)	0	0	0	0	0	0	0	0	0
Other liabilities	(5,214)	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	75,353	698,224	725,879	754,646	784,567	815,689	748,180	565,926	586,695	608,218
Cash flows from investing activities
Purchases of property and equipment, net	(3,557,331)	(289,023)	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(3,557,331)	(289,023)	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	3,636,329	289,023	0	0	0	0	0	0	0	0
Distributions paid to investors	(109,269)	(695,634)	(723,182)	(751,838)	(781,644)	(812,646)	(761,762)	(562,715)	(583,323)	(604,679)
Net cash used in financing activities	3,527,059	(406,611)	(723,182)	(751,838)	(781,644)	(812,646)	(761,762)	(562,715)	(583,323)	(604,679)

Net increase (decrease) in cash	45,081	2,590	2,697	2,808	2,923	3,043	(13,582)	3,211	3,371	3,539
Cash at beginning of the period	0	45,081	47,671	50,368	53,176	56,099	59,142	45,561	48,772	52,143
Cash at end of the period	R$ 45,081	R$ 47,671	R$ 50,368	R$ 53,176	R$ 56,099	R$ 59,142	R$ 45,561	R$ 48,772	R$ 52,143	R$ 55,682